Exhibit 99.3

Form of Equity Transfer Agreement

This Equity Transfer Agreement (this “Agreement”) is entered into by and among the following Parties on , 2022 in Beijing, China：

Party A: Tianjin Yieryi Technology Co., Ltd.

Party B: Zhihui Qiyuan (Beijing) Technology Co., Ltd

(In this Agreement, Party A and Party B are hereof referred to as a “Party” and collectively, “Parties”).

Whereas:

1. Party A holds 100% equity interest in Beijing Weiliantong Technology Co., Ltd. (the “Target Company”), corresponding to RMB10 million of the registered capital;

2. Party B is a company actually controlled by Scienjoy Holding Corporation (“SHC”), a company incorporated in the British Virgin Islands;

3. Party A, SHC and certain other parties have entered into the Equity Acquisition Framework Agreement (the “Acquisition Agreement”) on December 29, 2021;

4. In order to complete the transaction under the Acquisition Agreement, Party A intends to enter into this Agreement with Party B to transfer all the equity interest held by Party B in the Target Company.

In order to stipulate the rights and obligations of the Parties, Party A and Party B have reached the following agreements through friendly consultation and in good faith:

Article 1 Subject of Transfer

The equity interest to be transferred by Party A to Party B Under this Agreement shall be 100% of the equity interest held by Party A in the Target Company (corresponding to the fully-paid registered capital of the Target Company of RMB 10 million, hereinafter referred to as the “Target Equity”). So long as the Parties has signed this Agreement, the transfer of Target Equity shall be deemed substantially completed, and Party A will no longer hold or be entitled to any equity interest in the Target Company, while Party B, as the sole shareholder of the Target Company, shall enjoy all of the shareholder’s rights and assume corresponding obligations as provided in the Company’s articles of association.

Article 2 Purchase Price of Equity Transfer and Payment

Both Parties agree that the purchase price for the equity transfer payable by Party B to Party A is RMB13.8 million (as adjusted, hereinafter referred to as the “Purchase Price”), and subject to any applicable terms of the Acquisition Agreement, Party B shall pay the Purchase Price in a lump sum to the following bank account designated by Party A within 15 business days from the date of completion of the registration regarding the transfer of Target Equity:

Beneficiary:

Beneficiary bank:

Account Number:

If the Purchase Price needs to be deducted in accordance with the relevant provisions of the Acquisition Agreement, the amount of deduction shall be RMB1,566,781, and the Purchase Price payable by Party B shall be adjusted to RMB12,234,219. So long as Party B has paid off the Purchase Price accordingly to the above account, Party B’s obligation under this Agreement shall be fully fulfilled. For the avoidance of doubt, SHC’s payment obligation with respect to the applicable “Cash Consideration” under the Acquisition Agreement shall also be deemed as fully fulfilled.

Article 3 Warranties and Covenants of Party A

3.1.	Party A has all necessary rights, powers and capabilities to enter into and perform this Agreement.

3.2.	There is no guarantee or other form of third party rights restriction on the Target Equity, nor has it been frozen, preserved or taken any other compulsory measures or faced with judicial procedures such as litigation and arbitration, nor has it been disposed of by agreement, contract or other means. Party A also undertakes that from the date of this Agreement, there is no arrangement to set or create any form of third party rights and interests restrictions on the Target Equity, nor there is any potential third party’s claim against the transfer of Target Equity.

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3.3.	Party A undertakes to perform its obligations in accordance with the provisions of this Agreement or as reasonably required by Party B, including but not limited to execution of this Agreement and any other documents, assisting Party B and the Target Company to complete the registration procedures for the change of equity transfer in the local market supervision and management department, so that Party B can legally obtain all rights and interests underlying the Target Equity.

3.4.	The documents, data, facts and situations provided and disclosed by Party A to Party B and any other persons in connection with the Equity Transfer are true and valid, and do not contain any false or misleading representations.

3.5.	Party A further warrants that the relevant representations, warranties and undertakings stipulated in the Acquisition Agreement as applicable to Party A shall be incorporated in this Agreement and made to Party B.

Article 4 Warranties and Covenants of Party B

4.1.	Party B has the necessary rights, powers and capabilities to enter into and perform this Agreement.

4.2.	Party B guarantees to pay the Purchase Price in accordance with the time and method specified in this Agreement.

Article 5 Amendment, Modification and Rescission

5.1.	Any change in the content of this Agreement shall be subject to joint consultation between the Parties to the Agreement and the Parties shall make written supplementary agreement to such amendments.

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5.2.	This Agreement may be terminated in any of the following circumstances:

5.2.1.	by any Party, if this Agreement has not been approved by the competent authorities as required by relevant laws and regulations, not due to any breach of other Party;

5.2.2.	due to changes in national policies and laws which will make this Agreement impossible to be performed;

5.2.3.	Occurrence of force majeure;

5.2.4.	Termination of this Agreement through Consultation by the Parties;

5.2.5.	The transaction under the Acquisition Agreement is terminated or cancelled in accordance with the relevant provisions.

Article 6 Force Majeure

In the event that the agreement cannot be performed or cannot be fully performed due to force majeure (including earthquakes, typhoons, floods, wars and government administrative intervention) and the impact of changes in circumstances, the party encountering the above force majeure or change of circumstances shall immediately notify the other party of the circumstances of the accident in writing, and shall provide the details of the accident and valid proof within fifteen days of the reasons for the non-performance or partial non-performance of the agreement or the need to postpone performance; according to the extent of the impact of the accident on the performance of the agreement, It is up to the parties to decide whether to terminate the agreement through consultation, or to partially exempt the liability for the performance of the agreement, or to postpone the performance of the agreement.

Article 7 Confidentiality

Both parties shall keep all documents and materials relating to this transaction in confidentiality, including this Agreement and all matters described hereto, except for disclosure as required by law or governmental departments, or disclosure to relevant persons who must be aware of the contents of this transaction, and neither Party to the agreement shall disclose such confidential information to any other third party without the prior written consent of the other Party, unless otherwise agreed in the Acquisition Agreement.

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Article 8 Liability for Breach of Contract

If any Party breaches any provisions of this Agreement (including, without limitation, as to Party A, such warranties and undertakings made by Party A under Article 3 hereof), it shall, in addition to the continuous performance of this Agreement, promptly and fully compensate the non-breaching Party for direct or indirect losses caused thereto.

Article 9 Applicable Law and Dispute Resolution

9.1.	The conclusion, validity, performance and interpretation of this Agreement shall be governed by the laws of the People’s Republic of China.

9.2.	Any disputes arising out of or relating to the execution and performance of this Agreement shall be resolved by friendly negotiation firstly. In case of failure of agreement or negotiation, the Parties to this Agreement irrevocably agree to submit the dispute to the Beijing Arbitration Commission for arbitration in accordance with the arbitration rules then effective.

Article 10 Miscellaneous

10.1.	This Agreement shall become effective upon execution by the Parties.

10.2.	If at any time any provision of this Agreement has been or will be unlawful, invalid or unenforceable in respect of legality, the validity and enforceability of the other provisions of this Agreement shall not be affected. In such a case, the parties shall negotiate in good faith and reciprocally that the terms that have been determined to be invalid by the other party are modified in accordance with similar terms that are legally enforceable.

10.3.	The Parties hereto shall enter into a written supplementary agreement with respect to the matters not mentioned herein. The supplementary agreement entered into by the Parties through consultation shall have the same legal effect as this Agreement.

10.4.	If the Parties execute an equity transfer agreement or document separately required for the completion of relevant change registration, in case of any discrepancy between such agreement or document and this Agreement or any matter not mentioned herein, this Agreement shall prevail.

10.5.	Neither Party may transfer its rights or obligations hereunder without the written consent of the other Party.

10.6.	This Agreement is made in duplicate and each Party will hold one original copy. Each original shall have the same legal effect.

[signature pages to follow]

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[Signature Page to Equity Transfer Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and in the place first above written.

Party A: Tianjin Yieryi Technology Co., Ltd. (seal)

Signature:
Name:	Junpeng Guo
Position:	Legal representative

Party B: Zhihui Qiyuan (Beijing) Technology Co., Ltd. (seal)

Signature:
Name:	Xiaoke Yin
Position:	Legal representative